UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 20, 2026

Chun-Kai Wang
Chief Executive Officer
OBOOK Holdings Inc.
9F., No. 28, Wencheng Rd., Beitou Dist.,
Taipei City 112, Taiwan, Republic of China

Re: OBOOK Holdings Inc.
Registration Statement on Form F-1
Filed May 14, 2026
File No. 333-295892

Dear Chun-Kai Wang:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jeff Kauten at 202-551-3447 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Chin-Yang Lin